Exhibit (h)(3.1)

Amendment No. 1 to Chief Compliance Officer Services Agreement

This Amendment No. 1 (this “Amendment”), dated March 2, 2018 to the Chief Compliance Officer Services Agreement (the “Agreement”), dated April 17, 2015, between Index Funds (the “Trust”) and ALPS Fund Services, Inc. (“ALPS”) (each, a “Party” and together ,the “Parties”).

WHEREAS, the Trust and ALPS wish to amend the List of Funds set forth in Appendix A of the Agreement;

WHEREAS, the Trust and ALPS wish to amend the annual fee paid by the Trust to ALPS under the Agreement; and

WHEREAS, the Trust and ALPS wish to amend the Term of the Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the Parties hereto agree as follows:

1.	Appendix A to the Agreement is deleted in its entirety and replaced with the Appendix A attached hereto.

2.	Section 3 of the Agreement is deleted in its entirety and replaced with the following:

(a)	As compensation for the performance of the Services on behalf of the Fund, the Trust shall pay to ALPS during the Term an annual base fee of $[ ] paid 1/12 on a monthly basis (or a pro rata portion thereof for a partial month) (the “Fee”). Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund’s investment adviser and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund’s investment adviser originally provided to ALPS. During each year of the Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the total fee that would be charged for the same services would be the Fee, subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

3.	This Amendment shall become effective April 17, 2018 (the “Effective Date”). The Parties agree that the new Term of the Agreement for purposes of Section 1 thereof shall be the period of two (2) years beginning with the Effective Date of this Amendment, subject to early termination as provided in the Agreement (the “Term”). The Agreement will automatically renew for additional one-year periods beyond the Term.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. All capitalized terms herein shall have the same meaning as ascribed to them in the Agreement. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Amendment as of the day and year first above written.

INDEX FUNDS		ALPS FUND SERVICES, INC.

By:	/s/Michael G. Willis	By:	/s/Jeremy O. May
Michael G. Willis		Jeremy O. May
President		President

APPENDIX A

LIST OF FUNDS

Index Funds S&P 500® Equal Weight